Exhibit 2.3

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

Citibank, N.A., as depositary, will issue the ADSs representing our common stock. Each ADS will represent 3/5ths of a share of our common stock (or a right to receive 3/5ths of a share) maintained on deposit with Sumitomo Mitsui Banking Corporation, Tokyo, as custodian for the depositary under the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs. Each ADS will also represent any other securities, cash or other property deposited with the depositary in respect of the deposited shares but which have not been distributed directly to you. The depositary’s principal office at which the ADSs will be administered is located at 388 Greenwich St., New York, New York 10036. The depositary’s principal executive office is located at 399 Park Avenue, New York, New York 10043.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having ADSs registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. Your ADSs will be issued on the books of the depositary in book-entry form, in which case your ADSs will be held through the depositary’s direct registration system and periodic statements will be mailed to you reflecting your ownership of these ADSs. Otherwise, your ADSs will be evidenced by one or more ADRs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary or its nominee will be the holder of record of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement to be entered into among us, the depositary, you, as an ADS holder, and the other holders and beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Because the depositary or its nominee will actually be the record owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. The form of the deposit agreement and the form of ADR are incorporated by reference in our annual report on Form 20-F as Exhibit 2.1 and Exhibit 2.4, respectively. Copies of the deposit agreement are also available for inspection by ADS holders at the principal office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs, but only if we request the depositary to ask for your instructions. Otherwise, you will be unable to exercise your right to vote unless you withdraw the shares. However, you may not have sufficient advance notice of the meeting in order to withdraw the shares in time to exercise your right to vote.

If we require the depositary to ask for your instructions, the depositary will notify you of the upcoming vote and, upon receipt of voting materials from us, will arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified in the voting materials. The depositary has agreed that it will try to vote or to have its agents vote the shares or other deposited securities as you instruct, insofar as it is practicable and subject to the laws of Japan, the deposit agreement, the provisions of the deposited securities and our articles of incorporation. The depositary will only vote or attempt to vote as you instruct.

If no voting instructions are received by the depositary from you with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for submission of such instructions, the depositary will not vote such deposited securities.

Under Japanese law and our articles of incorporation, votes may only be cast in respect of one or more whole units of shares. Voting instructions received from ADS holders will be aggregated and the depositary will try to vote or cause to be voted the deposited securities in accordance with these voting instructions. To the extent the aggregate of the deposited securities voted for and against a proposal do not constitute integral multiples of a unit, the voting instructions for the remainders in excess of the highest integral multiples of a unit will be disregarded.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that such nonaction or action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars, and, in all cases, deducting its fees and expenses and any taxes required to be withheld. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Item 10.E. Taxation—Japanese Taxation” in this annual report on Form 20-F. In addition, before any distribution, the fees and expenses of the depositary will be deducted. It will distribute only whole U.S. dollars and cents. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution or as a result of a stock split. The depositary will only distribute whole ADSs. It will sell shares by public or private sale which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to you if (i) we have timely requested such rights be made available to you, (ii) we shall have delivered to the depositary satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution is reasonably practicable. If the depositary decides it is not reasonably practicable to make the rights available, we do not meet the requirements of (i) or (ii) above, or any rights are not exercised and appear to be about to lapse, but that it is legal and practical to sell the rights, the depositary will sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

Other distributions. The depositary will distribute to you any property distributed on deposited securities, other than cash, shares and rights, provided that (i) we have timely requested such distribution be made available to you, (ii) we shall have delivered satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution to be reasonably practicable. The depositary will make any such distribution in such manner it deems practicable. If it cannot make the distribution we determine to be distributed to you, it will sell such property in whatever means it deems practicable and distribute the net proceeds, in the same way as it does with cash.

Neither we nor the depositary is responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ADRs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights or shares or the securities at a specified price, nor that any such transaction can be completed in a specified time.

Notices and Reports

The depositary will make available for ADS holders’ inspection at its principal office any notices, reports and communications, including any proxy soliciting material, that it receives from us, if those notices, reports and communications are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities.

In addition, we are subject to the periodic reporting requirements of the Exchange Act and, accordingly, file certain reports with the SEC. Such reports will be available for inspection and copying through the SEC’s EDGAR system or at the public reference facilities maintained by the SEC in Washington, D.C.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, cancellation, consolidation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation or sale of assets affecting us or to which we are a party, then the depositary may choose to:

•	issue and deliver additional ADSs as in the case of a share dividend;

•	amend the deposit agreement and the applicable ADRs;

•	amend the applicable registration statements on Form F-6 filed with the SEC in respect of the ADSs;

•	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

•	take any other actions as appropriate to reflect the transaction.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of the ADRs without your consent if we and the depositary deem it necessary and desirable. If an amendment adds or increases fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the form of the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by distributing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. If, at any time, 120 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign or we have delivered the depositary written notice of our election to remove the depositary, and a successor depositary shall not have been appointed and have accepted its appointment, the depositary may also terminate the deposit agreement by mailing notice of termination at least 30 days prior to the date of termination to us and the holders of ADSs then outstanding.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect dividends and distributions on the deposited securities, sell rights and other property received in respect of deposited securities, and deliver shares and other deposited securities upon cancellation of ADSs. At any time after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received from the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The depositary will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash, and other obligations as may be required at law in connection with the termination of the deposit agreement. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Inspection of Transfer Books

The depositary will keep books at its principal office for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. However, such inspection shall not be for the purpose of communicating with other owners of ADSs in the interest of a business or object other than our business or other than a matter related to the deposit agreement or the ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay fees and expenses and any taxes or charges, such as stock transfer registration fees owing to the depositary under the deposit agreement. Shares deposited with the custodian must be accompanied by certain delivery documentation, including documentation showing confirmation of the book-entry transfer and recordation of the shares to the custodian or that such irrevocable instructions have been given and any necessary governmental approvals have been obtained. Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto.

All of the ADSs issued will be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s direct registration system and that an ADR be issued. The custodian will not accept a deposit of fractional shares or a number of shares which would give rise to fractional ADSs.

The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

How do ADS holders cancel an ADS and obtain shares?

You may turn in your ADRs at the depositary’s principal office or, in the case of direct registration ADS, provide proper instructions and documentation for cancellation of ADSs. Upon payment of its fees and expenses and of any taxes or charges, such as stock transfer registration fees, the depositary will deliver the shares represented by the deliverable portion (as defined below) of the ADRs and any other deposited securities underlying the ADR to you or a person you designate in accordance with your order. Any dividends or other cash held in respect of the deposited securities so delivered shall be delivered to you at the office of the custodian, or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal office, if feasible.

Upon surrender of an ADS by an ADS holder to the depositary, as a result of, and to the extent required by, the operation of applicable provisions of the Companies Act or any other Japanese law, the depositary will effect delivery to such ADS holder of only that portion of shares (and any other deposited securities relating to such shares) comprising a unit or an integral multiple thereof (the “deliverable portion” of such ADSs). For the purpose of the foregoing sentence, the deliverable portion shall be determined on the basis of the aggregate number of shares represented by the entire amount of ADSs surrendered by the same ADS holder at the same time. In such event, and in case of the delivery of ADSs representing a number other than a Unit or integral number of units of shares, the depositary shall cause ownership of the appropriate whole number of shares constituting a unit or integral number of units to be delivered in accordance with the deposit agreement, and shall return to the person surrendering such ADSs the number of ADSs representing any remaining shares.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with any laws or governmental regulations, or such reasonable regulations that the depositary and we may establish consistent with the deposit agreement.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

Unless requested in writing by us not to do so, the deposit agreement permits the depositary to deliver ADSs before the receipt of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. Each pre-release will be:

•

preceded or accompanied by a written representation and agreement from the person to whom ADSs are to be delivered whereby such person, (i) represents it or its customer, owns the shares or ADSs to be remitted, as the case may be, (ii) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until delivered to the custodian, (iii) unconditionally guarantees to deliver to the custodian the Shares or ADSs and (iv) agrees to any additional restrictions or requirements that the depositary deems appropriate;

•	at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate;

•	terminable by the depositary on not more than five business days’ notice; and

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subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are not liable if either of us is prevented or delayed by law, regulation or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises or fails to exercise discretion permitted under the deposit agreement;

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are not liable for any action or inaction in reliance upon the advice from legal counsel or accountants, or any other person believed by it in good faith to be competent to give such advice, or any information from any person presenting shares for deposit, any holder, any beneficial owner or authorized representative thereof;

•

are not liable for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is made available to shareholders but is not under the terms of the deposit agreement made available to holders of ADSs;

•	are not liable for consequential or punitive damages for any breach of the terms of the deposit agreement; and

•	are only obligated to take the actions specifically set forth in the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party.

We and the depositary are protected in acting in reliance upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither we nor the depositary will be liable for any failure to determine that any distribution or action may be lawful or reasonably practicable, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities or for any tax consequences that may result from the ownership of ADSs, shares of our common stock or deposited securities, for the credit worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement, or for any action of or failure to act by, or any information provided or not provided by, DTC or any DTC participant. The depositary shall not be liable for the content of any information submitted to it by us for distribution to the holders or for any inaccuracy of any translation thereof, or for the failure or timeliness of any notice of us.

The depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, if it acted without negligence or bad faith while it acted as depositary.

The depositary is not liable for any acts or omissions made by a predecessor depositary whether in connection with an act or omission of the depositary or in connection with any matter arising wholly prior to the appointment of the depositary or after the removal or resignation of the depositary if it acts without negligence or bad faith while it acts as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.